Exhibit 99.1

Genius Group enters Joint Venture with Groove Digital and

Groove AI to Deliver AI SAAS Platform to Educators

SINGAPORE, September 20, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today that it has signed a joint venture partnership with Groove Digital Inc and Groove AI to deliver artificial-intelligence (“AI”) powered tools to GeniusU partners and faculty.

Groove Digital is a leading software as a service (“SAAS”) platform for digital commerce, used by over 400,000 online educators, retailers and service providers. Its suite of marketing software includes GrooveFunnels, GroovePages, GrooveMail, GrooveSell, GrooveVideo, GrooveAffiliate, GrooveKart, GrooveCalendar, GrooveMember and GrooveBlog. Groove AI is an AI driven content builder launched by Groove Digital’s founders in 2023 to accelerate the build time and optimization for digital entrepreneurs to launch and scale their businesses globally.

Genius Group, through its Edtech platform GeniusU Ltd, and the founders of Groove Digital and Groove AI have signed a joint venture agreement to launch a new AI driven SAAS platform, Genius Groove Inc. The joint venture company, under 50/50 ownership, will integrate Groove Digital’s tools and Groove AI’s large language model engine with GeniusU’s Partner Portal.

This will provide unique AI driven drag-and-drop components to enable Genius Group’s partners, faculty and educators to rapidly build and scale global classrooms, integrating GeniusU’s freemium and premium course building tools with Groove’s end-to-end marketing, video, community building and online commerce tools.

The Company anticipates Genius Groove Inc will be market ready and delivering its AI Educator SAAS solution to GeniusU’s 12,500 partners and faculty by Q1 2024. Genius Groove’s AI Educator SAAS solution will also be open to educators globally, from schools and universities to corporate trainers, speakers, authors and influencers delivering online courses.

CEO of Genius Group, Roger Hamilton, said “Groove Digital has supported the growth hundreds of thousands of online entrepreneurs with their online business-building tools. We are excited to be joining forces to tailor these tools to the specific needs of online educators. There are many talented teachers that deserve to reach a global audience, and with Groove Digital’s suite of products, together with Groove AI’s content creation engine and GeniusU’s global community of students, they will be able to easily and affordably.”

CEO and co-founder of Groove Digital and Groove AI, Mike Filsaime, said “Our agreement with Genius Group is the first joint venture of its kind that Groove Digital and Groove AI has entered into, and speaks to our confidence and optimism in working effectively with the Genius team to serve the growing education market. Education is being dramatically disrupted with people more interested in learning from individuals than institutions. Genius Groove will deliver all the tools necessary for educators to run their global classrooms more effectively - and with more students - than most schools today.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial, and life skills to succeed Through its learning platform, GeniusU, the Genius Group has a member base of 4.5 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

About Groove Digital and Groove AI

Groove Digital, founded by Mike Filsaime, Matt Serralta, Donna Fox, and John Cornetta, is a leading SAAS platform for digital commerce, used by over 400,000 online educators, retailers and service providers. Its suite of marketing software includes GrooveFunnels, GroovePages, GrooveMail, GrooveSell, GrooveVideo, GrooveAffiliate, GrooveKart, GrooveCalendar, GrooveMember and GrooveBlog. Groove AI is an AI driven content builder launched by Groove Digital’s founders in 2023 to accelerate the build time and optimization for digital entrepreneurs to launch and scale their businesses globally.

For more information, please visit https://groovedigital.com/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry, RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com